Exhibit 99.1

Conference Call – Update on Covid-19April 09, 2020

o Management Focuso Financial Highlightso Pulp & Paper Market

o Management Focuso Financial Highlightso Pulp & Paper Market

on Covid-19 contextPeopleSocietyBusinesscontinuity4

Main measures

to care for our **People**

- Home office (except for activities that requires on-site presence)
- Cancellation of events, trips, visits to the mills and face-to-face meetings
- Removal of pregnants, patients with chronic diseases and people over 60 years
- Increased of cleaning and sanitizing common areas
- Maintenance of operations with minimal employees and service providers
- Guidance for employees and service providers to keep their distance
- Measurement of body temperature on arrival at the mill gates
- Chartered buses circulating with fewer passengers
- Distribution of lunch boxes and greater spacing between tables and chairs
- Application of the screening questionnaire for suppliers
- Adoption of quarantine in case of risk of contamination
- Maintenance downtimes postponements
- Frequent information sharing

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Main measures

to care for our **Society**

- Maintenance of all direct jobs currently
- Guarantee, for a period of 60 days, the maintenance of the transfer of 100% of the cost of the payroll of service providers' workers who will have their activities suspended
- Donation of personal use materials, including toilet paper, napkins and disposable diapers
- Support for initiatives to increase the production of ventilators for acquisition and donation to hospitals
- Purchase of masks to be donated to hospitals and in search of ventilators and hospital masks
- Support improvements of hospitals in regions we operate
- Guarantee supply of essential items

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suzano

Main measures

to care for our **Business**

- Risk assessment for all operations
- Business continuity plan developed for 100% of operations with different levels of contingency plans
- Crisis Management Team installed on the corporate and business units levels
- Push stocks forward in outbound logistics chain
- Keep higher wood and raw materials inventories in the mills to mitigate logistics disruption
- Close contacts with our suppliers, service providers and customers units levels
- Budget revision on discrecionary disbursements (capex and opex)
- Hiring freeze, salaries and promotion postponements
- Keep high liquidity position as "war chest"
- Monitor and mitigate credit risk
- Quick response time in the decision making process with constant monitoring of exogenous risks

Pulp & Paper considered as **essential** by WHO and several countries

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o Management Focuso Financial Highlightso Pulp & Paper Market

Robust liquidity position
and long-term debt profile

1Q20 initiatives

Roll-over of EPPs
- US$750 M paid down (~1.5 year)
- US$850 M issued (~5 years)
- Same cost

Make-whole of 2021 bond (US$190 M)

Withdraw of US$500 M RCF
- Effective April 1st, 2020
- Cost: LIBOR + 1.3% p.y.

Liquidity and Debt Profile (US$ billion) – Pro Forma[1]



RCF
Cash on hand
2.5
0.2
2.4
1.1
0.2
0.9
12.7
Non-Trade Finance
Trade-Finance
Liquidity
2020[2] (2Q-4Q)
2021
2022
2023 onwards
83% of total debt

[1]. Cash position on April 1, 2020. Total debt position reported as of 12/31/2019, adjusted by the the 1Q20 initiatives described above, as well as debt matured in 1Q20. R$/US$ = 5.2035 (04/01/2020) | [2]. Main maturities remaining in 2020 (2Q-4Q): US$0.5 billion in CRAs and US$0.4 billion in EPPs and ACC/ACE.

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benefits cash generationEBITDA~R$500 M benefit for each R$/US$0.10 depreciationZero-Cost CollarsConsistent strategy and rolling positionSensitivity analysis on FX (R$/US$ 4.0307 on 12/31/2019) - R$ billionFX level 4.50 5.00 5.5020201 2021 20201 2021 20201 2021Average strikes of ZCCs (R$/US$) 5.48 5.58D EBITDA 1.9 2.5 3.8 5.0 5.6 7.5(-) ZCCs cash adjustment (0.6) (0.0) (1.5) (0.7) (2.4) (1.5)Calls4.20 4.104.53 4.604.70 4.504.60 4.634.12 4.17 4.234.13(-) Swaps cash adjustment2(=) Net cash(1.2) (0.3) (1.7) (0.4) (2.2) (0.5)Puts 3.87 3.932Q20 3Q20 4Q20 1Q21 2Q21 Jul/21 Aug/21 Sep/21flow impact 0.1 2.2 0.6 3.9 1.0 5.5Interest rate swapsOpportunities to minimize cost of debtLow-sulphur fuel oilHedging of close to 100% exposure of next 12 months with low oil pricesAll hedging contracts with no margin calls1. Impact for transactions remaining in Q2 to Q4/2020. | 2. As of April 06, 2020 market curves for calculations on interest rates swaps. 10

o Management Focuso Financial Highlightso Pulp & Paper Market

Tissue & fluff will continue to drive

demand growth amid the perspective of paper segment contraction

Suzano Pulp Revenues by end-use 2019 and 2020 trends:



3%
Others
16%
Specialties
20%
P&W
61%
Tissue
Positive for packaging: Increase driven by e-commerce and food delivery
Negative for decorative papers, but better view on at-home consumption
Negative driven by sharp decrease in Europe and Americas
Positive in all regions

Source: Suzano Market Intelligence

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demand growth amid the perspective of paper segment contractionSuzano Pulp Revenues by end-use 2019 and 2020 trends:3% Others16% SpecialtiesPositive for packaging: Increase driven by e-commerce and food deliveryPositive in all regionsNegative for decorative papers, but better view on at-home consumptionSource: Suzano Market Intelligence61% Tissue20% P&WNegative driven by sharp decrease in Europe and Americas12

There are still many uncertainties for the supply side

suzano

Unexpected Downtimes – 1H20

Asia: 380 k tons BHKP

Europe: 260 k tons BHKP/BSK/UKP/BCTMP

North America: 240 k tons BSKP/UKP

Latin America: 60 k tons BHKP/BSKP/UKP

Oceania: 70 k tons UKP/Mechanical

Total supply reduction already confirmed:

Over 1 million tons

Other factors in place to be considered:

- Closure of sawmills in North America increasing the risk for wood shortage
- Less recycled paper collection due to social isolation
- Mills likely to postpone scheduled maintenance downtimes
- Risks of interruption in the chain inbound and outbound

Source: Brian McClay, RISI and Suzano Market Intelligence

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Key Takeaways on the Covid-19 context

- *Strong cost competitiveness*
- *Production distributed on several sites mitigate operational risk*
- *Geographically diversified revenues and customer base*
- *Pulp end-use mostly linked to the tissue segment*
- *FX depreciation benefits cash flow generation*
- *Zero refinancing risk up to 2022 even without free cash flow generation*
- *Smooth debt profile and no financial covenants*
- *Conservative and formal Indebtedness, Dividend and Hedging policies in place*
- *Leverage framing program in progress as planned*

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demand growth amid the perspective of paper segment contractionSuzano Pulp Revenues by end-use 2019 and 2020 trends:3% Others16% SpecialtiesPositive for packaging: Increase driven by e-commerce and food deliveryPositive in all regionsNegative for decorative papers, but better view on at-home consumptionSource: Suzano Market Intelligence61% Tissue20% P&WNegative driven by sharp decrease in Europe and Americas12